19 February 2003

Corus Group plc




Following recent media speculation, Corus wishes to make clear that management remains fully committed to the sale of the Group's aluminium assets, as announced on 23 October 2002.

As part of this ongoing process it can confirm that it has appointed McKinsey & Company to look at various aspects of the Company's strategy. McKinsey's remit is to conduct a review of the Group's strategic decision to adopt a strategy focusing around carbon steel and, specifically to consider the strategic decision to divest the Group's aluminium business. This review is intended to aid the internal consultation and approval process.

END